Exhibit 99.1

New Epidiolex® (CBD) Data Accepted for Presentation at the 69th Annual Meeting of the American Epilepsy Society

London, UK, 25 Nov 2015: GW Pharmaceuticals plc (Nasdaq: GWPH, AIM: GWP, “GW” or “the Company”), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, today announced that seven abstracts related to GW programs have been selected for presentation at the upcoming 69th Annual Meeting of the American Epilepsy Society including data from the physician-led Epidiolex® (cannabidiol or CBD) expanded access program. The meeting will be held December 4-8 in Philadelphia, PA.

“We are pleased to see a significant number of abstracts related to Epidiolex at this year’s Annual Meeting for the American Epilepsy Society and believe this reflects the importance of this program within the epilepsy community,” stated Justin Gover, GW’s Chief Executive Officer. “The new data disclosed in these abstracts from the Epidiolex expanded access program continues to reinforce and support the encouraging signals of efficacy and safety consistent with previous data disclosures. Our four pivotal Phase 3 trials of Epidiolex are now in their advanced stages and we look forward to data from these trials next year.”

Epidiolex is an oral formulation of pure plant-derived CBD. GW is undertaking a formal development program for Epidiolex in severe, drug-resistant childhood epilepsy syndromes which include two pivotal Phase 3 trials of Epidiolex in Dravet syndrome and two pivotal Phase 3 trials of Epidiolex in Lennox-Gastaut syndrome. A Phase 3 trial in Tuberous Sclerosis Complex is due to commence shortly.

The following is a list of Epidiolex related posters and their presentation times. Additional information on the American Epilepsy Society and presentations at the annual meeting can be found online at www.aesnet.org.

Late-Breaking Abstracts
Poster Number	Title and Presentation Time
3.397

Efficacy and Safety of Epidiolex (Cannabidiol) in Children and Young Adults with Treatment-Resistant Epilepsy: Update from the Expanded Access Program

Poster Session 3: Monday, Dec 7, 8:00 am - 2:00 pm

3.403	Cannabidiol (CBD) Treatment of Refractory Epilepsy in Tuberous Sclerosis Complex (TSC) Poster Session 3: Monday, Dec 7, 8:00am - 2:00 pm
3.404	Cannabidiol Treatment of Refractory Epileptic Spasms: An Open Label Study Poster Session 3: Monday, Dec 7, 8:00am - 2:00 pm
Original Abstracts
Poster Number	Title and Presentation Time
2.164	Cannabidiol in Genetic Refractive Epilepsy in Dravet and Non-Dravet Cases Poster Session 2: Sunday, Dec 6, 8:00 am - 4:00 pm
2.296	Long-term Efficacy and Tolerability of Add-On Cannabidiol for Drug-Resistant Pediatric Epilepsies Poster Session 2: Sunday, Dec 6, 8:00 am - 4:00 pm
2.375	Socioeconomic Characteristics of Patients in the Alabama Study of Cannabidiol (CBD) Use to Treat Epilepsy Poster Session 2: Sunday, Dec 6, 8:00 am - 4:00 pm
3.034	Assessment of the Anticonvulsant Effects and Tolerability of GW Pharmaceuticals’ Cannabidiol in the Anticonvulsant Screening Program Poster Session 3: Monday, Dec 7, 8:00 am - 2:00 pm

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 27 countries outside the United States. GW is advancing an orphan drug program in the field of childhood epilepsy with a focus on Epidiolex®, which is in Phase 3 clinical development for the treatment of Dravet syndrome and Lennox-Gastaut syndrome and which is also expected to enter Phase 3 clinical trials in the treatment of Tuberous Sclerosis Complex. GW has a deep pipeline of additional cannabinoid product candidates which includes Sativex in Phase 3 clinical development as a potential treatment of pain associated with advanced cancer, as well as compounds in Phase 1 and 2 trials for glioma, type 2 diabetes, and schizophrenia. For further information, please visit www.gwpharm.com.

Enquiries:

GW Pharmaceuticals plc	(Today) +44 20 3727 1000
Stephen Schultz, VP Investor Relations (U.S.)	917 280 2424 / 401 500 6570

FTI Consulting (Media Enquiries)
Ben Atwell / Simon Conway	+ 44 20 3727 1000
Peel Hunt LLP (UK NOMAD)
James Steel	+44 20 7418 8900